FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                       HSBC TO ACQUIRE ATLANTIC ADVISORS

HSBC Investments (USA) Inc. is to acquire Atlantic Advisors LLC ('The Atlantic'), a privately held fixed income investment management company headquartered in New York City. The transaction is expected to close in the second quarter of 2005.

The Atlantic is a leading specialist manager of global emerging markets fixed income products for some of the world's largest corporations as well as institutional and individual investors. The core portfolio management team of Peter Marber, Michael Gagliardi and Denise Simon collectively have more than 50 years of experience investing in markets in Asia, Africa, Eastern Europe, Latin America, the Caribbean and the Middle East. At 31 December 2004, The Atlantic had assets under management of over US$700 million. The company has a net asset value of US$1,000^.

As announced on 4 May 2005, and subject to receiving the necessary legal and regulatory approvals, HSBC is establishing HSBC Halbis Partners, a specialised investment business, into which it intends to integrate The Atlantic in due course. Together with other specialist businesses and HSBC Investments, HSBC Halbis Partners will form part of HSBC's Group Investment Businesses which, at December 2004, had assets under management of US$224 billion. At December 2004, the HSBC Group as a whole had assets under management of US$476 billion.

Chris Cheetham, the prospective global CEO of HSBC Halbis Partners, commented:
"This acquisition will significantly enhance HSBC's capabilities and expertise in managing global emerging markets fixed income portfolios. It is the latest addition to HSBC's fixed income business, headed by Gregg Diliberto, and gives us a team of well known professionals with an impressive track record.

"This acquisition also confirms and strengthens our commitment to building HSBC Halbis Partners into a focused 'alpha' business."

Peter Marber, president of The Atlantic, said: "We're thrilled to join an institution with a great global platform for our specialised products. With the company's strong resources and unparalleled commitment to emerging markets, we couldn't imagine any better partner than HSBC."

^ Figures prepared on the basis of The Atlantic's own accounting policies under US GAAP.

Notes to editors:

1. HSBC Halbis Partners
HSBC is currently seeking legal and regulatory approvals to establish HSBC Halbis Partners in the USA and other jurisdictions. Until HSBC Halbis Partners is created in the USA, it will be a trading name of HSBC Investments (USA) Inc. HSBC Halbis Partners will be a specialised fundamental active investment business, focusing on delivering sustainable, value-added performance in selected areas including fixed income, Asian and emerging markets equities, European equities, and some alternative strategies. It will have around 200 investment professionals based in London, New York, Paris and Hong Kong.

2. The HSBC Group
HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 May 2005